

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2023

Frank Ingriselli
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park, Suite 115
Bakersfield, CA 93309

> **Re: Trio Petroleum Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 20, 2023**
> **File No. 333-267380**

Dear Frank Ingriselli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed January 20, 2023

Capitalization, page 30

1. We note you provided revised footnote (5) in response to prior comment 6. Please tell us how you derived $3,707,565 of additional paid-in capital from the conversion of the January 2022 Note and $429,846 of additional paid-in capital from the issuance of commitment shares.

Dilution, page 31

2. We note you added footnotes (1) and (2) in response to prior comment 7. For purposes of calculating historical net tangible book value as of October 31, 2022 at footnote (1), please tell us why you believe it is appropriate to include the impacts from the conversion

upon IPO of the January 2022 Notes, the issuance of shares to investors in December 2022 and the payment related to the OID Notes. In addition, considering your historical net tangible book value of $5,442,682 disclosed at footnote (1) excludes the amount of deferred offering cost of $1,643,881, please tell us why you have added back this amount for purposes of calculating your adjusted net tangible book value at footnote (2).

Fourth Amendment to Purchase and Sale Agreement, page 35

3. We note your response to prior comment 8, including added disclosure that Trio LLC retains the right to sell their interest in any of the three Optioned Assets, and in the event they do so, the Option Fee will be credited against the purchase price of the remaining Option Assets. However, we further note a remaining reference on page 35 and at page F-20 to this option as "exclusive." Please revise or advise.

Critical Accounting Policies and Estimates
Net Loss Per Share, page 41

4. We note your tabular disclosure of total potentially dilutive securities here and in your financial statement footnotes at page F-13 is not arithmetically accurate and appears to be off by 1 million shares. Please revise your disclosures accordingly.

Management, page 52

5. We note your response to prior comment 11 indicating that the employment agreements with Stan Eschner, Terry Eschner and Steve Rowlee are still being finalized and cannot yet be described or filed as exhibits to the registration statement. Please describe and file such agreements in a pre-effective amendment, or tell us why you do not believe that such information is required. In that regard, we note your disclosure that each such agreement will have an effectiveness date of the Company's initial public offering.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 82

6. We note you expanded your disclosure in response to prior comment 14 to include the nine-month period ended July 31, 2022 related to your change in auditors. However your revised disclosure does not include the period between August 1, 2022 and the dates of the dismissal of prior accountant and the engagement of new accountant. We re-issue the comment. Please revise to include the following disclosures pursuant to Item 304 of Regulation S-K:

- State whether there were any disagreements with Marcum as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events that occurred as defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to their dismissal. In addition, provide an updated copy of Marcum's letter filed as Exhibit 16.1 to the next amendment to the S-1;

- State whether you have consulted with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to engaging BF Borgers CPA PC.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Cohen